Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: May 5, 2022

On May 5, 2022, Erin Sharoni, the Chief Product Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through her social media accounts, shared the following post on twitter:

Link to podcast: https://podcasts.apple.com/us/podcast/why-biological-age-matters-and-how-to-improve-your/id1506247991?i=1000559289258